437 Madison Avenue New York, NY 10022 212-940-3000

September 15, 2014

VIA EDGAR

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Spherix Incorporated Registration Statement on Form S-3 Filed August 29, 2014 File No. 333-198498

Dear Ms. Jacobs:

This letter (this “Response Letter”) is submitted on behalf of Spherix Incorporated (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3, File No. 333-198498 (the “Registration Statement”), as set forth in the letter to Anthony Hayes dated September 5, 2014 (the “Comment Letter”).

For reference purposes, the text of each of the comments contained in the Comment Letter has been reproduced herein, followed by the Company’s response.

Cover Page

1.
It appears that you relied upon General Instruction I.B.6. for purposes of selling an aggregate of $20,225,000 of the securities registered on Form S-3 declared effective May 16, 2014 (file no. 333-195346). Please tell us how much of the $30,000,000 that you are now registering is currently accessible and provide cover page disclosure in this regard. In addition, tell us:

	●	The amount of each takedown in the 12 months prior to and including the first anticipated sale under this Registration Statement; and
●
At each takedown, the amount remaining under General Instruction I.B.6. that could be sold, including how you computed the one-third of the aggregate market value limitation. Your response should include the number of voting and nonvoting common equity shares held by non-affiliates and an explanation of how you computed the price of your common equity, including the date(s) of the stock price used.

Ms. Barbara C. Jacobs
September 15, 2014

Response:  Based on the aggregate market value of the outstanding shares of the Company held by non-affiliates during the last 60 days and the amount of securities sold by the registrant during the last 12 months in reliance on Instruction I.B.6. of Form S-3, no portion of the $30,000,000 being registered on the Registration Statement would be currently accessible.  The following disclosure is being added to the cover page of the prospectus contained in the Registration Statement:

At the time we sell securities pursuant to this prospectus, the amount of such securities plus the amount of any securities we have sold during the prior 12 months in reliance on Instruction I.B.6. of Form S-3 may not exceed the aggregate market value of our outstanding common stock held by non-affiliates as of a day during the 60 days immediately preceding such sale as computed in accordance with such instruction.  Based on this limitation, we would not be eligible to sell any securities pursuant to this prospectus as of the date of this prospectus.  This limitation would cease to apply if the aggregate market value of our outstanding common stock held by non-affiliates were to exceed $75 million as of any day.

The Company has sold an aggregate of $20,225,000 during the last 12 months in reliance on Instruction I.B.6. of Form S-3:  $20,000,000 of Series J Preferred Stock which closed on June 2, 2014 and $225,000 of common stock which closed on July 10, 2014.  As reflected in the prospectus supplement with respect to each takedown, “the aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was last sold or the average bid and asked price of such common equity on May 28, 2014, was approximately $61,932,116, based on 16,564,557 shares of outstanding common stock, of which 16,515,231 were held by non-affiliates.”  The stock price used in the calculation was $3.75 per share, representing a conservative intra-day average of the bid and asked prices of the Company’s common stock as of May 28, 2014.  One-third of $61,932,116 is $20,644,038, which is more than the aggregate of $20,225,000 sold by the Company, and both takedowns were within 60 days of May 28, 2014.

Incorporation of Documents by Reference, page 32

2.
We note that you do not incorporate by reference the Forms 8-K filed January 7, 2014 and April 2, 2014. Please revise to incorporate these forms by reference or advise. Refer to Item 12(a)(2) of Form S-3.

Response:  The Form 8-K filed January 7, 2014 (the “January 8-K”) was intentionally omitted from the list of Form 8-Ks incorporated by reference because, as stated in such filing, the information in the January 8-K was furnished and not filed. As such, and as contemplated by General Instruction B.2. of Form 8-K, the information would not be incorporated by reference in other filings with the Commission.  Expressly referencing the January 8-K would be inconsistent with the intended treatment. The substance of the disclosure (a press release with a link to a transcript of an interview), is of a nature that would be unusual to incorporate by reference in a registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”).  The Company does acknowledge that the January 8-K as filed contains an error in that the caption references “8.01.  Other Events” instead of “Item 7.01.  Regulation FD Disclosure”; however, it is apparent from the text of the disclosure that the intention was to furnish the information and the Exhibit under Item 7.01 and not file it under Item 8.01.  If deemed necessary by the Staff, the Company will file an amendment to the January 8-K to correct the incorrect caption.  As requested in the Comment Letter, the Form 8-K filed April 2, 2014 is being added to the list of Form 8-Ks incorporated by reference; however, an exception is included with respect to the information furnished but not filed in such Form 8-K.

Exhibit 5.1

3.
Limitations on reliance are not appropriate in legal opinions. In particular, the use of the phrase “other person” in the first paragraph on page 4 is unclear. Please revise to remove any inappropriate limitations on reliance. Refer to Section II.A.3.d. of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:  As requested, the legal opinion has been revised to remove the limitation on reliance.

Ms. Barbara C. Jacobs
September 15, 2014

An amendment to the Registration Statement with a revised form of legal opinion is being filed in connection with the submission of this Response Letter.  The Company intends to submit a request for acceleration once the Staff has acknowledged that the issues raised in the Comment Letter have been addressed.  The Company acknowledges the written statements requested in the Comment Letter and intends to make such statements in the acceleration request when made.

Thank you for your assistance regarding this matter.  Please contact the undersigned at (212) 940-3072 or Roger W. Byrd at (585) 263-1687 with any further comments or questions you may have.

Sincerely,

/s/ Theodore J. Ghorra
Theodore J. Ghorra

cc:	Anthony Hayes
Roger W. Byrd